Exhibit 99.30

Building a better working world	Kost Forer Gabbay & Kasierer 144 Menachern Begin Road. Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

June 17, 2020

TO:	Ontario Securities Commission

RE:	Bitfarms Ltd. (the “Company”)
National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)
Change of Auditor of a Reporting Issuer

Dear Sirs/Mesdames:

As required by NI 51-102 and in connection with us resigning as auditors of the Company, we have reviewed the information contained in the Company’s Notice of Change of Auditor, dated June 10th, 2020. and agree with the information contained in paragraphs 1-4 therein. We have no basis to agree or disagree with other statements ofthe registrant contain therein.

Yours truly,

Kost, Farer, Gabbay & Ka!f erer,

A Member of Ernst & Young Global